Adial Pharmaceuticals, Inc.

1001 Research Park Blvd., Suite 100
Charlottesville, Virginia 22911

February 12, 2019

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Todd Schiffman

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No: 333-229615

Ladies and Gentlemen:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-229615), be accelerated by the U.S. Securities and Exchange Commission to Thursday, February 14, 2019, at 9:00 a.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant hereby authorizes its legal counsel, Leslie Marlow, Esq. and/or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact either Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ William B. Stilley III
Name: Title:	William B. Stilley III Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP